UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of August 2013

Commission File No.: 001-33905

UR-ENERGY INC.

(Translation of the registrant’s name into English)

10758 W Centennial Road, Suite 200

Littleton, Colorado 80127

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     Form 40- F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Ur-Energy Inc.
55 Metcalfe Street, Suite 1300
Ottawa, Ontario K1P 6L5

2.	Date of Material Change

August 2, 2013

3.	News Release

Attached as Schedule A is a copy of the news release issued by Ur-Energy Inc. (the “Company” or “Ur-Energy”) on August 2, 2013 at Denver, Colorado via PR Newswire.

4.	Summary of Material Change

Uranium production activities were initiated at Ur-Energy’s wholly-owned Lost Creek in-situ recovery project in south-central Wyoming on Friday August 2, 2013 after receiving notice of final operational clearance from the U.S. Nuclear Regulatory Commission.

5.	Full Description of Material Change

Uranium production activities were initiated at Ur-Energy’s wholly-owned Lost Creek in-situ recovery project in south-central Wyoming on Friday August 2, 2013 after receiving notice of final operational clearance from the U.S. Nuclear Regulatory Commission.

Commencement of production operations at the Company’s flagship Lost Creek Project, mark the conclusion of eight years of development, regulatory and construction activities. Construction of the project facilities was fully authorized in October 2012. The Company engaged Wyoming-based general contractor Groathouse Construction for the build-out of the plant and other infrastructure facilities. Since inception, Ur-Energy has invested over US$95 million in the acquisition, licensing and development of the Lost Creek Project.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Roger L. Smith, CFO/CAO

Ur-Energy Inc.

10758 W. Centennial Road, Suite 200
Littleton, Colorado 80127

Telephone: 720-981-4588

9.	Date of Report

August 8, 2013

Schedule A

Ur-Energy Begins Production Operations at Lost Creek

Littleton, Colorado (PR Newswire – August 2, 2013) Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) (“Ur-Energy” or the “Company”) is proud to announce that uranium production activities were initiated at its wholly-owned Lost Creek in-situ recovery project in south-central Wyoming on Friday August 2, after receiving notice of final operational clearance from the U.S. Nuclear Regulatory Commission.

Wayne Heili, President and CEO, stated, “Today marks a seminal moment in the history of Ur-Energy. Since the Company’s formation in 2004, our investors, management and staff have held persistently to the goal of creating economic growth opportunities through the identification, development and production of quality uranium deposits. We are excited to initiate production operations for the Company at our flagship Lost Creek Project, marking the successful conclusion of eight years of development, regulatory and construction activities. Ur-Energy takes our responsibility to the environment, the public and our shareholders seriously, and our team is committed to diligently advancing the project. I have nothing but praise for the Company’s management and staff whose talents, energy and dedication have made this milestone possible, and who will continue to make Ur-Energy successful in the years to come.”

Construction of the project facilities was fully authorized in October 2012. The Company engaged Wyoming-based general contractor Groathouse Construction for the build-out of the plant and other infrastructure facilities. Since inception, Ur-Energy has invested over US$95 million in the acquisition, licensing and development of the Lost Creek Project.

Image: Ur-Energy’s Culver-Douglas Processing Plant at Lost Creek

Lost Creek currently employs approximately 60 full time workers. During production an additional 40 contract workers will be employed on site. The Company holds long-term sales contracts with several U.S. based nuclear utility companies, into which Lost Creek will make deliveries commencing in fourth quarter, 2013. The uranium produced at the Lost Creek Project will ultimately become the fuel that provides clean energy for the nation’s power grid.

Additional photographs of the Lost Creek plant facility are available at our website: www.ur-energy.com.

About Ur-Energy

Ur-Energy is a junior uranium mining company operating the Lost Creek in-situ recovery (ISR) uranium facility in south-central Wyoming. The Lost Creek processing facility will have a two million pounds per year nameplate capacity. Ur-Energy engages in the identification, acquisition, exploration development, and operation of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE MKT under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
Click here to email Rich	Click here to email Wayne

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies (e.g., successful ramp up and advancement of operations at Lost Creek; ability to deliver into existing sales contracts and to complete additional sales contracts). Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UR-ENERGY INC.

Date: August 8, 2013	By:	/s/ Roger Smith
Roger Smith, Chief Financial Officer